Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

Instant Access Media, LLC,
a Colorado limited liability company

and

NTN Buzztime, Inc.,
a Delaware corporation

___________________________

Dated as of May 11, 2009

____________________________

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated May 11, 2009 (this "Agreement"), is entered into by and between Instant Access Media, LLC, a Colorado limited liability company ("Seller"), and NTN Buzztime, Inc., a Delaware corporation ("Buyer").  Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in Exhibit A.

RECITALS

A.           Seller has been engaged in the business of delivering programming and advertising to retail venues, such as sports and neighborhood bars and coliseums, over digital broadcast networks  (the "Business").  During 2008, Seller decided to wind down the Business and since that time, the Business has been operated in a wind-down mode in anticipation of sale or liquidation of the assets used in connection with the Business without the investment of any additional capital.

B.           Seller desires to sell, and Buyer desires to buy, certain specified assets of Seller on the terms and subject to the conditions set forth in this Agreement.

In consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1    Purchase of Assets.  Upon the terms and subject to the conditions contained in this Agreement, at the Closing, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase, acquire and accept from Seller, the assets of Seller specified in this Section 1.1 (the "Purchased Assets"), free and clear of all Liens, other than Permitted Liens.  The Purchased Assets, which  include those assets set forth on Schedule 1.1, shall include only the following:

(a)    all of Seller's rights under all licenses, permits, authorizations, orders, registrations, certificates, approvals, consents and franchises required for the use of the Purchased Assets, or any pending applications for any of the foregoing;

(b)    all of the Seller IP Rights in the Intellectual Property set forth on Schedule 1.1(b);

(c)    any Contract set forth on Schedule 1.1(c) (together, the "Purchased Contracts");

(d)    all of Seller's customer deposits, prepayments, prepaid expenses, refunds, causes of action, rights of recovery, rights of setoff and rights of recoupment existing as of the Closing Date relating to the Purchased Assets;

(e)    all of Seller's advertiser and customer and supplier lists and all other sales, marketing and supplier information that have been used in connection with the Purchased Assets;

(f)    all books and records which relate to the Purchased Assets, including books, records, ledgers, files, documents, correspondence, computer discs, computer files, diagrams, construction data, blueprints, instruction manuals, maintenance manuals, reports and similar documents used in connection with the Purchased Assets;

(g)    all of Seller's rights and interests in the trade names set forth on Schedule 1.1(g) and any and all goodwill associated therewith;

(h)    all inventory set forth on Schedule 1.1(h) (the "Inventory");

(i)    all machinery, apparatus, furniture and fixtures, materials, supplies and other equipment or property set forth on Schedule 1.1(i); and

(j)    all of the rights and interests in, to and under any third party manufacturers' warranties relating to the Purchased Assets, to the extent assignable.

1.2    Excluded Assets.  Notwithstanding the foregoing, Seller is not selling, assigning, transferring or conveying to Buyer hereunder and Buyer is not purchasing hereunder any assets of Seller not set forth on Schedule 1.1 (collectively, the "Excluded Assets").

1.3    Assumed Liabilities.  In connection with the purchase and sale of the Purchased Assets, Buyer shall only assume the Liabilities of Seller arising, or relating to periods, on and after the Closing Date under the executory portion of the Purchased Contracts specifically set forth on Schedule 1.3 (the "Assumed Liabilities"); provided, however, that the Assumed Liabilities shall not include any Liabilities arising out of any breach by Seller on or prior to the Closing of any provision of any such Purchased Contract, including Liabilities arising out of Seller's failure to perform under any such Purchased Contract in accordance with its terms prior to the Closing.  Notwithstanding anything to the contrary herein, the Assumed Liabilities do not and shall not include the Excluded Liabilities.

1.4    Excluded Liabilities.  Notwithstanding anything in this Agreement to the contrary, or any disclosure contained herein or made pursuant hereto, or anything otherwise known to Buyer, Buyer does not assume and will not become responsible for any Liability of Seller except the Assumed Liabilities.  Without limiting the generality of the foregoing, the following are included among the Liabilities of Seller which Buyer does not expressly or impliedly assume (collectively, the "Excluded Liabilities"):

(a)    all Liabilities of Seller that exist or may arise under any Contract (other than the Contracts that are Purchased Contracts or Assumed Liabilities), including those Contracts set forth on Schedule 1.4(a);

(b)    all Indebtedness of Seller;

(c)    all Liabilities of Seller with respect to any expenses relating to the transactions contemplated by this Agreement;

(d)    all Liabilities of Seller under any Environmental Law, including all Liabilities which are attributable to non-compliance with federal, state, and local statutes or regulations governing water discharges, air emissions, and to the disposal, release, generation, treatment, transport, recycling or storage of any Hazardous Materials at or from any property or facility owned, leased, used or occupied at any time by Seller or any predecessor, including any predecessor in ownership, or arising out of or attributable to arrangements for any of the foregoing by Seller or any predecessor, including any predecessor in ownership, and any environmental condition or violation of Environmental Law with respect to any real property leased by Seller;

(e)    all Liabilities of Seller with respect to all Taxes for all periods prior to the Closing Date;

(f)    all Liabilities of Seller with respect to any pending, threatened or unasserted Action including Liabilities relating to the Excluded Assets or to any leased real property and Liabilities relating to any Tax owed, alleged to be owed, or that may become owed to any Governmental Entity with respect to matters which occurred prior to the Closing Date;

(g)    all product liability or product warranty obligations of Seller with respect to matters which occurred prior to, or result from, arise out of or relate to any period prior to the Closing Date;

(h)    any Liability of Seller incurred in connection with the execution, delivery or performance of this Agreement;

(i)    all Liabilities of Seller which are attributable to non-compliance with applicable Laws;

(j)    all Liabilities associated with any Employee Benefit Plan; and

(k)    all Liabilities that relate in any manner to any and all actions of Seller on or after the Closing Date, including any actions relating to the remaining portion of the Business and/or the wind down thereof.

1.5    Purchase Price.

(a)    The aggregate consideration payable for the Purchased Assets consists of (i) 1,500,000 unregistered shares of Common Stock (the "Closing Shares"), (ii) the Closing Warrants and (iii) the assumption by Buyer of the Assumed Liabilities (collectively, the "Closing Purchase Price"). At the Closing:

(1)    Buyer shall issue a certificate in the name of Seller representing the Closing Shares, which shall be placed and held in the Holdback Account.  The Closing Shares shall remain in the Holdback Account for the Holdback Period to secure the performance of the obligations of Seller under ARTICLE VII.  During the Holdback Period or until the Closing Shares have been distributed from the Holdback Account, all dividends paid and distributions made with respect to the Closing Shares shall be the property of Seller, and Seller shall have the sole power to exercise all voting rights pertaining to the Closing Shares.  As soon as reasonably practicable (but in any event within 10 Business Days) following the expiration of the Holdback Period, Buyer shall cause to be released to the Seller all of the remaining Closing Shares, if any, in excess of (i) any Closing Shares retained by Buyer pursuant to Section 7.9, and (ii) the Closing Shares calculated pursuant to the following sentence to satisfy all unresolved, unsatisfied or disputed claims for Damages specified in any Indemnification Demand delivered to Seller before the expiration of the Holdback Period.  If any claims for indemnification are unresolved, unsatisfied or disputed as of the expiration of the Holdback Period, then Buyer shall retain possession and custody of that portion of the Closing Shares that equals the total maximum amount of Damages then reasonably being claimed by Buyer in all such unresolved, unsatisfied or disputed claims, and as soon as reasonably practicable following resolution of all such claims, Buyer shall release to Seller the remaining Closing Shares, if any, not required to satisfy such claims.  Any dispute concerning the valuation of the indemnity claim for purposes of retention of the Closing Shares or the number of Closing Shares to be retained shall be resolved in accordance with Section 7.4(c).

(2)    Buyer shall deliver to Seller each of the Closing Warrants.

(b)    Following placement of the Closing Shares in the Holdback Account and delivery by Buyer to Seller of each of the Closing Warrants, as set forth above, Seller shall in all events be solely responsible for any and all further distribution of proceeds to its creditors and members, as appropriate, and Buyer shall in no way be liable or responsible for distribution of any portion of the Closing Purchase Price directly to any of Seller's creditors or members.

1.6    Earnout.

(a)    Earnout Consideration.  Subject to the terms and conditions of this Agreement, in addition to the Closing Purchase Price, Seller shall receive additional consideration (the "Earnout Consideration") as set forth below:

(1)    2010.  With respect to FY 2010, Buyer shall pay Seller the amount that equals the product of (i) the Earnout Percentage times (ii) Buyer's Net Advertising Revenues for FY 2010.

(2)    2011.  With respect to FY 2011, Buyer shall pay Seller the amount that equals the product of (i) the Earnout Percentage times (ii) Buyer's Net Advertising Revenues for FY 2011.

(3)    2012.  With respect to FY 2012, Buyer shall pay Seller the amount that equals the product of (i) the Earnout Percentage times (ii) Buyer's Net Advertising Revenues for FY 2012.

If any Retailers do not subscribe to Buyer's Buzztime Network and Buyer, in its discretion, determines to continue to provide I-AM TV for any period after December 31, 2009 to venues owned or operated by such Retailers, Buyer shall pay Seller 15% of Buyer's Net Advertising Revenues earned from such venues with respect to each of FY 2010, FY 2011 and FY 2012.

(b)    Earnout Payments.  Subject to the terms and conditions in this Agreement, Buyer shall pay any payments due to Seller under this Section 1.6 (each, an "Earnout Payment") no later than 90 days after the end of each of FY 2010, FY 2011 and FY 2012, as the case may be, or in the event there is a dispute, any undisputed portion of any such payment due will be paid no later than 90 days after the end of each of FY 2010, FY 2011 and FY 2012, as the case may be, and any disputed portion of any such payment will be paid within 30 days after such dispute is finally resolved, whichever is later. Any Earnout Payment due shall be paid by Buyer to Seller in immediately available funds by wire transfer to an account designated by Seller.  Following payment by Buyer to Seller of an Earnout Payment, Seller shall in all events be solely responsible for any and all further distribution of such Earnout Payment to its creditors and its members, as appropriate, and Buyer shall in no way be liable or responsible for distribution, or lack thereof, of any portion of any Earnout Payment directly to any of Seller's creditors or its members.

(c)    Mechanics.  Within 75 days after the end of each of FY 2010, FY 2011 and FY 2012, Buyer shall deliver to Seller a statement that reflects Buyer's Net Advertising Revenues for such year, as the case may be (each, a "Revenue Statement" and the date on which the Revenue Statement is delivered by Buyer to Seller, the "Revenue Statement Date"), together with a calculation of the Earnout Payment due pursuant to Section 1.6, if any. The Revenue Statement shall be based upon the books and records of Buyer and Buyer's financial statements, which shall have been prepared in accordance with GAAP. The Revenue Statement shall be final and binding for purposes of this Agreement unless, within 20 Business Days from the Revenue Statement Date (during which 20-Business Day period Seller and its representatives shall have access during reasonable business hours and subject to customary confidentiality provisions to the book and records of Buyer and its Affiliates in order to verify the amounts set forth in the Revenue Statement), Seller delivers written notice to Buyer of any dispute or disagreement with the Revenue Statement ("Dispute Notice"). The Dispute Notice shall specify, in reasonable detail, the nature and extent of such dispute or disagreement. If Seller timely delivers a Dispute Notice to Buyer, Seller and Buyer shall promptly attempt to resolve such dispute or disagreement in good faith. If Seller and Buyer are unable to resolve such dispute or disagreement within 15 days after receipt by Buyer of the relevant Dispute Notice, either Seller or Buyer may submit such dispute or disagreement for final determination to a mutually acceptable independent registered public accounting firm for final determination, provided that such accounting firm shall not have performed accounting or audit services for Buyer or Seller in the past year prior to such appointment (the "Determining Accountants"). The Determining Accountants shall act as an arbitrator to determine and resolve such dispute or disagreement based on the presentations by Seller, Buyer and their respective representatives and in accordance with the terms of this Agreement. The Determining Accountants shall make its determination regarding such dispute or disagreement within 30 days after the date upon which Seller or Buyer submits the dispute or disagreement to the Determining Accountants, and in that undertaking shall not be required to follow any particular procedure but shall proceed in a manner designed to achieve a speedy and economic resolution of the dispute. The Determining Accountants shall set forth its determination, which shall be final, binding and conclusive in a written statement delivered to Buyer and Seller, stating its reason therefor. The Determining Accountants shall be instructed to render its decision in accordance with the terms hereof, including GAAP. The costs and expenses of the Determining Accountants shall be borne equally by Buyer and Seller, unless the Net Advertising Revenues determined in accordance with the decision of the Determining Accountants are greater than 110% of the Net Advertising Revenues set forth in the Revenue Statement, in which case such costs shall be borne solely by Buyer. The Determining Accountants' engagement pursuant to this Section 1.6(c) shall be limited solely to the issues set forth in the Dispute Notice.

(d)    Management of Buyer's Business.  The parties hereto acknowledge and agree that, from and after the Closing, Buyer shall have the complete right, power and authority to operate and control its business and operations, including the business that relates to the Purchased Assets, in any manner as it shall determine in its sole and absolute discretion.

(e)    Offset. Notwithstanding anything to the contrary herein, Buyer shall have a right to offset against the Earnout Consideration in order to secure Seller's indemnification obligations under ARTICLE VII.

(f)    Assumption of Buyer's Obligation. Simultaneous with or prior to the effective date of any Change in Control Transaction, Buyer shall cause the Person surviving the Change in Control Transaction to agree to assume Buyer's obligations under this Section 1.6, such that Seller's right to receive the Earnout Consideration that would become due and payable to Seller in the absence of such change in Control Transaction is not, in the reasonable judgment of Seller, impaired by such Change in Control Transaction.

1.7    Sales, Use and Transfer Taxes.  Seller shall be responsible for paying, shall promptly discharge when due, and shall reimburse, indemnify and hold harmless Buyer from, any sales or use, transfer, value added, real property gains, excise, stamp, stamp duty, stamp duty reserve tax, or other Taxes imposed by reason of the transfer of the Purchased Assets provided hereunder, and any deficiency, interest or penalty asserted with respect thereto. Seller shall bear sole responsibility for any Tax in the nature of an income, franchise or occupation tax imposed on Seller as a result of the transfer of the Purchased Assets to Buyer as provided herein.

1.8    Allocation.  The Closing Purchase Price and any other consideration for the Purchased Assets, as determined for U.S. federal income tax purposes pursuant to Treasury Regulation Section 1.1060-1(c) (the "Tax Purchase Price"), shall be allocated as set forth on Schedule 1.8, in accordance with the provisions of Treasury Regulations Section 1.1060-1(c) and the Treasury Regulations referred to therein.  Buyer and Seller shall execute and file all U.S. federal and applicable state income Tax Returns in a manner consistent with any allocations agreed or determined pursuant hereto and shall not take any position in any other Tax Return, before any Governmental Entity, or in any tax proceeding that is inconsistent with any such allocation, except pursuant to a final "determination" (as defined in Code Section 1313(a) or corresponding provision of state, local or foreign law).  Buyer and  Seller shall timely file any IRS Forms 8594, and any other U.S. federal and applicable state income Tax Returns prepared in a manner consistent with the allocations agreed or determined pursuant hereto and shall file any other Tax Return with any state, local or foreign Governmental Entity in a manner that is not inconsistent therewith.  Any redetermination of the Tax Purchase Price within the meaning of Treasury Regulations Section 1.338-7 shall be made as required thereby and shall be taken into account by Buyer and Seller in carrying out the provisions hereof and the preparation and filing of Tax Returns referred to above to the extent applicable.

1.9    Closing. Subject to the satisfaction or waiver of the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement, including the purchase and sale of the Purchased Assets (the "Closing"), shall take place on: (a) May 11, 2009, or (b) such date, time and place as the parties may agree (the "Closing Date").  Notwithstanding the foregoing, the parties agree that the Closing shall be deemed effective as of 12:01 a.m. on the Closing Date. All documents that are to be delivered by one party to the other at the Closing, shall be delivered by electronic means.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

As of the date hereof and as of the Closing Date, Seller represents and warrants to Buyer as follows:

2.1    Organization.  Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Colorado.  Seller has all requisite power and authority to own and lease its assets and to operate its business as the same are now being owned, leased and operated.  Seller is duly qualified or licensed to do business as a foreign corporation or foreign entity in, and is in good corporate standing in, each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed.  Schedule 2.1 sets forth a true and complete list of (a) all jurisdictions in which Seller is qualified or licensed to do business as a foreign corporation or foreign entity, and (b) all powers of attorney granted by Seller to any third party that are currently in effect and that may affect in any manner any of the Purchased Assets on or after the Closing.  All necessary action on the part of Seller with respect to the consummation of the transactions contemplated hereby has been taken.  Seller has provided Buyer with a true, complete and correct copy of its articles of organization and operating agreement, each as currently in effect and reflecting any and all amendments thereto (collectively, the "Organizational Documents").  Each of the Organizational Documents is in full force and effect, and Seller is not in violation of any provision thereof.

2.2    Authorization.  The execution, delivery and performance by Seller of this Agreement, the other Transaction Documents and each of the transactions contemplated hereby or thereby have been duly and validly authorized by Seller, and no other act or proceeding on the part of Seller, its board of directors, managers or members is necessary to authorize the execution, delivery or performance by Seller of this Agreement or any Transaction Document or the consummation of any of the transactions contemplated hereby or thereby.  This Agreement has been duly executed and delivered by Seller and this Agreement constitutes, and the Transaction Documents upon execution and delivery by Seller, will each constitute, a valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, relating to or limiting creditors' rights generally and (ii) general principles of equity (whether considered in an action in equity or at law).  This Agreement and the transactions contemplated hereby have been (y) unanimously approved by the board of directors (which includes all managers of Seller) of Seller and (z) approved by the holders of at least two-thirds of the outstanding shares of each of the Series A preferred stock, Series B preferred stock and Series C preferred stock of Seller.

2.3    No Conflict.  The execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation of each of the transactions contemplated hereby or thereby will not (i) violate or conflict with the Organizational Documents, (ii) violate, conflict with, result in any material breach of, constitute a default under, result in the termination of, result in the acceleration of any obligations under, result in a material change in terms of, create in any party the right to accelerate, terminate, modify or cancel, or require any consent or notice under, or create an event that, with the giving of notice or the lapse of time, or both, would be a default under or material breach of, any (A) Contract to which Seller is a party or by which it is bound or affected or to which any of its assets is bound or affected; or (B) judgment, order, writ, injunction, decree or demand of any Governmental Entity which materially affects the ability of Seller to perform its obligations under this Agreement; (iii) result in the creation or imposition of any Lien upon any assets or any of the equity of Seller, or which affects the ability of Seller to perform its obligations under this Agreement; (iv) except as set forth on Schedule 2.3, require any declaration, filing or registration with, or authorization, consent or approval of, exemption or other action by or notice to, any Governmental Entity or other Person under the provisions of any Law or any Contract to which Seller is subject, or by which Seller is bound or affected or by which Seller or any of its assets are bound or affected. Notwithstanding the preceding sentence, no representation is given as to the assignability of Restricted Contracts.

2.4    Capitalization.  As of date of this Agreement, the outstanding membership interests of Seller, all of which are duly authorized, consist of 1,223 Series A Shares, 1,370 Series B Shares and 6,978 Series C Shares.  Schedule 2.4 accurately sets forth the authorized and outstanding securities of Seller and the number of membership interests held by each member of Seller.  Seller has no outstanding securities which would entitle the holder thereof to acquire at any time membership interests of Seller, including any debt, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, membership interests of Seller, and the number of membership interests of Seller issuable upon conversion, exercise or exchange of such securities.  All of the issued and outstanding membership interests of Seller are owned of record and beneficially by the members of Seller as set forth on Schedule 2.4.

2.5    Legal Proceedings.  Except as set forth on Schedule 2.5, there are no, and since January 1, 2006, there have been no (a) outstanding judgments, orders, decrees, awards, stipulations or injunctions of any kind against Seller that affect the Purchased Assets or (b) Actions pending or, to Seller's Knowledge, threatened against Seller that  affect the Purchased Assets.  There is no action, claim suit or proceeding pending or, to Seller's Knowledge, threatened, by or against Seller that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with the execution and delivery by Seller of this Agreement or any of the Transaction Documents or the performance of Seller hereunder or thereunder.

2.6    Intellectual Property and Proprietary Rights.

(a)    Schedule 2.6(a) lists all Intellectual Property owned, licensed to or used by Seller with respect to the operation or use of the Purchased Assets in the conduct of Seller's business in the ordinary course.

(b)    None of the Seller IP Rights interfere with, infringe upon, misappropriate or violate any Intellectual Property rights of any Person, and Seller (and management level employees with direct responsibility for Intellectual Property matters) has never received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that Seller must license or refrain from using any Intellectual Property rights of any Person).  To Seller's Knowledge, no Person has interfered with, infringed upon or misappropriated any of Seller IP Rights.

(c)    No approval or consent of or payment of any consideration to any Person is required so that the interest of Buyer in the Seller IP Rights shall continue to be in full force and effect following the transactions contemplated by this Agreement.

(d)    No licensing fees, royalties or payments are due or payable by Seller in connection with the Seller IP Rights.  Schedule 2.6(d) lists all actions that must be taken within one year from the date hereof, including the payment of any registration, maintenance, renewal fee, annuity fee and Tax or the filing of any document, application or certificate for the purposes of maintaining, perfecting or preserving or renewing any Seller IP Rights.

(e)    Seller does not have any obligation to compensate any Person for the development, use, sale or exploitation of any of the Seller IP Rights nor has Seller granted to any other Person or entity any license, option or other rights to develop, use, sell or exploit in any manner any of the Seller IP Rights whether requiring the payment of royalties or not.

(f)    All of the Seller IP Rights for which confidentiality is appropriate has been maintained in confidence in accordance with protection procedures believed by Seller to be adequate for protection customarily used in the industry to protect rights of like importance.  None of the former or current managers, employees, agents, consultants or independent contractors of Seller have authored, co-authored or otherwise contributed to or participated in the conception and development of any of the Seller IP Rights.

2.7    Employees and Independent Contractors.  Seller will pay or otherwise satisfy all obligations due to its employees in respect of their employment with Seller, including if applicable, any wages, salaries, bonuses (including any bonuses that arise out of the completion of the transactions contemplated hereby), accrued vacation pay, and severance pay, and all payroll taxes payable with respect to such employees, which will be discharged by Seller in accordance with their terms.  Buyer shall have no obligations or liabilities to any employees or independent contractors of Seller whatsoever (other than as specifically set forth in the Consulting Agreement), including but not limited to any wages, salaries, bonuses (including any bonuses that arise out of the completion of the transactions contemplated hereby or any Earnout Consideration, if any), accrued vacation pay and severance pay, if any, owing to any employee or independent contractors as a result of such Person's employment with Seller.

2.8    [Intentionally Omitted.]

2.9    Financial Statements.  Schedule 2.9 sets forth true and complete copies of the following (collectively, the "Financial Statements") (a) unaudited consolidated balance sheets of Seller as of December 31, 2007 and December 31, 2008, and the related unaudited statement of operations for the twelve-month period ended December 31, 2008, and (b) the unaudited consolidated balance sheet of Seller as of March 31, 2009 ("Acquisition Balance Sheet"), and the related unaudited statement of operations for the three-month period then ended, in each case prepared in a manner consistent with Seller's historical accounting methods.  Each of the Financial Statements has been prepared from, and accurately reflects in all material respects, the books, records and accounts maintained by Seller which, in reasonable detail, accurately and reflect the material transactions and material dispositions of the assets of Seller relating to the Business.

2.10   [Intentionally Omitted.]

2.11   Contracts.

(a)    Schedule 2.11(a) lists all of the following Contracts to which Seller is a party or by which Seller is bound and which are currently in effect and that relate to the Purchased Assets (including the subsection(s) below to which each such item is responsive) (each a "Material Contract"):

(1)    warranties, guaranties, or other similar undertakings by Seller;

(2)    joint venture, partnership or similar Contracts involving a sharing of profits, losses, costs or Liabilities by Seller with any other Person;

(3)    Contracts continuing over a period of more than six months from the date thereof, not terminable by Seller without penalty upon 30 days' or less notice;

(4)    Contracts relating to the marketing, sale, advertising or promotion of its products or services, including the Contracts with Retailers;

(5)    non competition agreements with any current or former employee or independent contractor;

(6)    Contracts that restrict or purport to restrict in any respect (including as to manner or place) the ability of Seller to engage in any line of business or compete with any Person;

(7)    Contracts that restrict or purport to restrict in any respect the right of Seller to sell to or purchase from any other Person;

(8)    Contracts with respect to Intellectual Property, including Contracts with any current or former employee or independent contractor regarding the appropriation or the non-disclosure of any Intellectual Property;

(9)    Contracts providing for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated hereby;

(10)   sales representative or other Contracts obligating Seller to pay commissions to any Person;

(11)   Contracts that grant a currently effective power of attorney to any Person;

(12)   Contracts that contain any provision requiring Seller to indemnify any other party thereto; and

(13)   all other Contracts that are material to the Purchased Assets.

(b)    Except as disclosed on Schedule 2.11(b): (i) Seller has not breached any Purchased Contract in any material respect that has not been duly cured or reinstated; (ii) to the Knowledge of Seller, no other Person that is a party to any Purchased Contract has breached any Purchased Contract in any material respect that has not been duly cured or reinstated; (iii) Seller is not in receipt of any claim of default under any Purchased Contract or other item; and (iv) no event has occurred which with the passage of time or the giving of notice or both would result in a material breach or default under any Purchased Contract.  Each Purchased Contract is valid, in full force and effect, binding and enforceable against Seller, and, to Seller's Knowledge, against any other Person that is a party thereto.  The consummation of the transactions contemplated by this Agreement will not (and will not give any Person a right to) terminate or modify any rights of, or accelerate or augment any obligation of, Seller under any Purchased Contract, other than Restricted Contracts, and as to Restricted Contracts, Schedule 2.11(b) sets forth the assignment provision of each Restricted Contract and any provision that provides for the termination or modification of any right, or acceleration or augmentation of any obligation, that may result from the consummation of the transactions contemplated by this Agreement or any of the Transaction Documents.

(c)    Seller has delivered to Buyer copies of all Purchased Contracts, together with all amendments, waivers or other changes thereto.

2.12    Compliance with Laws.  Seller is not in violation of or in default in any material respect under any foreign or domestic (federal, state or local) law, statute, treaty, rule, regulation, ordinance, franchise, permit, concession, license, order, decree, consent decree or similar instrument or determination or award applicable to it by which the ownership or use of any of the Purchased Assets is bound or affected (including any labor, environmental, occupational health, zoning or other law, regulation or ordinance).  Except as set forth on Schedule 2.12, Seller has not committed, been charged with, or, to Seller's Knowledge, been under investigation with respect to, nor does there exist, any material violation of any provision of any federal, state or local law or administrative regulation in respect of Seller or the Purchased Assets that relates to the ownership or use of the Purchased Assets.

2.13    Permits, Licenses, Etc.  Schedule 2.13(a) contains a complete listing of all Government Licenses used by Seller in the conduct of the Business in the ordinary course.  Seller owns or possesses all right, title and interest in and to all of the Government Licenses that are necessary to own and use the Purchased Assets in connection with operation of the Business in the ordinary course.  Seller is in compliance with the terms and conditions of such Government Licenses and has not received any notice that it is in violation of any of the terms or conditions of any such Government Licenses.  Except as set forth on Schedule 2.13(b), all of such Government Licenses are currently effective and valid, and will remain so upon consummation of the transactions contemplated by this Agreement.  To Seller's Knowledge, no event has occurred or circumstances exist which would currently or upon notice or lapse of time constitute a default under any of such Government Licenses.  To Seller's Knowledge, there is no threatened suspension, cancellation or invalidation of any such Government License.

2.14    Taxes.

(a)    All Tax Returns required to be filed by or on behalf of Seller, on or before the date hereof were materially true, correct and complete as of the date filed, or if amended on or before the date hereof, were materially true, correct and complete after giving effect to such amendment.  All such Tax Returns that were required to be filed were duly and timely filed (taking into account any extension of time to file granted or obtained) and all Taxes (including, Taxes withheld from employees' salaries and all other withholding Taxes and obligations and deposits required to be made by or with respect to Seller) due have been timely paid, or to the extent not due and payable as of the date hereof, adequate provision for the payment thereof has been made on the Acquisition Balance Sheet.

(b)    Except as set forth on Schedule 2.14(b), no Tax Return of Seller has been examined by or settled with any tax authority during the last seven years.  During the last seven years, no deficiency, delinquency or default for any Taxes relating to Seller or its receipts, income, sales, transactions or other business activities has been claimed, proposed or assessed against Seller, nor has Seller received written notice of any such deficiency, delinquency or default; and there is no audit, examination, investigation, claim, assessment, action, suit, or proceeding, pending or, to Seller's Knowledge, proposed by any tax authority, with respect to any Tax or with respect to any Tax Return of Seller.

(c)    There are no Liens on the Purchased Assets relating to or attributable to Taxes, other than for Taxes not yet due and payable.  To Seller's Knowledge, no Governmental Entity has asserted any claim relating to or attributable to Taxes, which, if adversely determined, would result in any Lien on the Purchased Assets.

(d)    No extension or waiver of any statute of limitations has been requested of or granted by Seller with respect to any Tax for any period.  No extension or waiver of time within which to file any Tax Return has been requested by or granted to Seller with respect to any Tax Return that has not been filed.  No power of attorney with respect to Taxes has been executed by Seller or filed with any tax authority with respect to Seller during the last three years.

(e)    To Seller's Knowledge, no claim has ever been made by an authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to taxation by that jurisdiction.

(f)    Seller is not a party to, bound by, or obligated under any tax sharing or allocation agreements, tax indemnification agreement or similar Contract whether written or unwritten.

(g)    Seller is, and has at all times been, an entity classified as a partnership for U.S. federal and relevant state income tax purposes.

(h)    There is no tax ruling, request for ruling or settlement, compromise, closing or Tax collection agreement in effect or pending which does or could reasonably be expected to affect the liability of Seller for Taxes for any period after the Closing Date.

(i)    Seller is not required to document a transfer pricing methodology in compliance with Code Section 482 and any related provisions, the Treasury Regulations thereunder, and any comparable provisions of state, local or foreign Tax law.  Seller has not agreed to, and is not required to include in income, any adjustment pursuant to Code Section 482 (or similar provision of other law or regulations), nor has any Tax authority proposed in writing, or, to Seller's Knowledge, is any Tax authority considering, such adjustment.

(j)    Seller has never incurred any liability for the Taxes of any Person as a transferee or successor, by Contract, or otherwise.

(k)   Seller has no interest in and is not subject to any joint venture, partnership, or other Contract which is treated as a partnership for U.S. federal Tax purposes.

(l)    Seller is not successor to any other Person by way of merger, reorganization or similar transaction.

(m)   Seller has not made any payments, is not obligated to make any payment(s), and is not a party to any agreement that could obligate Seller to make any payment(s) that would not be deductible under either Code Sections 280G or 162(m).

(n)    No property owned by Seller is treated as "tax-exempt use property" within the meaning of Code Section 168(h).

(o)   Seller has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(p)   Seller has not been a party to a transaction that constitutes a "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4(b) (or a similar provision of state law).

(q)    Seller does not have and has never had any obligation to register a tax shelter under Code Section 6111 or to file any disclosure or maintain any list pursuant to Code Section 6112 and regulations promulgated thereunder.

(r)    Seller has previously provided Buyer with the following information with respect to Seller as of the most recent practicable date: each state, county, local municipal, domestic or foreign jurisdiction in which Seller (i) files, or is or has been required to file, a Tax Return relating to Taxes of any kind, (ii) is required to register for Tax purposes, (iii) is or has been liable for any Taxes on a "nexus" basis at any time, (iv) is qualified to do business, (v) owns or regularly uses property, (vi) has any employee or in which any employee of Seller is regularly present, or (vii) has any agent, representative or distributor.

2.15   Brokers.  Except as set forth on Schedule 2.15, there are no claims or rights to brokerage commissions, finders fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made or alleged to have been made by or on behalf of Seller or any of its Affiliates, officers, employees or directors.  All fees and expenses related to the items set forth on Schedule 2.15 will be paid by Seller at or prior to the Closing, and neither Buyer nor any of its Affiliates shall have any liability of any kind with respect thereto.

2.16   Assets.

(a)    [Intentionally Omitted.]

(b)    [Intentionally Omitted.]

(c)    Seller has good title to, a valid leasehold interest in, or valid rights to use, all the Purchased Assets free and clear of all Liens other than Permitted Liens. To the Knowledge of Seller, each tangible asset included in the Purchased Assets is free from material defects (patent and latent), has been maintained substantially in accordance with normal industry practice, and is in good operating condition and repair (subject to normal wear and tear).

(d)    Seller has the full right to contribute, convey, transfer, assign and deliver the Purchased Assets (subject to Section 4.6 in the case of Restricted Contracts) without the need to obtain the consent or approval of or pay any consideration to any Person.

(e)    At and as of the Closing, Seller will convey the Purchased Assets to Buyer by bills of sale, certificates of title and other instruments of assignment and transfer effective in each case to vest in Buyer, and Buyer will have, good and valid record and marketable title to all of the Purchased Assets, free and clear of all Liens other than Permitted Liens.

2.17    [Intentionally Omitted.]

2.18    [Intentionally Omitted.]

2.19    [Intentionally Omitted.]

2.20    Warranty Liability.  Schedule 2.20(a) contains a true, correct and complete description of the service warranties provided by Seller.  To the Knowledge of Seller, there have not been any material deviations from such warranties, and neither Seller nor any of its salespeople, employees, distributors or agents is authorized to undertake obligations to any customer or to other third parties in excess of such warranties.  Seller has not, to Seller's Knowledge, made any oral warranty with respect to any of its products or services.  Seller has provided Buyer with a true, correct and complete schedule of all warranty claims against Seller since January 1, 2006.   Except as set forth on Schedule 2.20(b), all third party manufacturers' warranties relevant to the Purchased Assets are assignable, without requiring the consent of or the payment of any consideration to any Person.

2.21    Inventory.  Schedule 2.21 sets forth a true, accurate and complete list of inventory of Seller as of the date of this Agreement.

2.22    [Intentionally Omitted.]

2.23    No Undisclosed Liabilities.  There is no Liability to which any of the Purchased Assets is subject, or by which any of the Purchased Assets is bound or affected, except for Liabilities set forth in the Acquisition Balance Sheet and Liabilities that are not material that have arisen after the date of the Acquisition Balance Sheet in the ordinary course of business consistent with past practice.

2.24    [Intentionally Omitted.]

2.25    Indebtedness.  Except for Indebtedness described on Schedule 2.25(a) hereto, Seller has no Indebtedness outstanding at the date hereof that affects or is secured by any Purchased Asset.  Except as disclosed on Schedule 2.25(b) hereto, Seller is not in default with respect to any such outstanding Indebtedness or any instrument relating thereto. No Indebtedness of Seller or any instrument or agreement relating thereto purports to limit the operation or use of the Purchased Assets.  Seller has furnished to Buyer complete and correct copies of all Contracts (including all amendments, supplements, waivers and consents) relating to (a) any Indebtedness of Seller that affects or is secured by any Purchased Asset, (b) any conditional sale or other title retention agreement with respect to any Purchased Asset, (c) any purchase money mortgage or other agreement securing all or part of the purchase price of any Purchased Asset, and (d) any capital leases of any Purchased Asset.

2.26    [Intentionally Omitted.]

2.27    [Intentionally Omitted.]

2.28    [Intentionally Omitted.]

2.29    Investment Representations.

(a)    [Intentionally Omitted].

(b)    Investment Representations. Seller represents, warrants and covenants to Buyer that Seller is acquiring the Securities for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act. Seller is either (i) an "accredited investor(s)" as such term is defined in Rule 501(a) under the Securities Act, or (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring the Securities.

(c)    Investment Risks. Seller acknowledges and is aware that: (i) there are substantial restrictions on the transferability of the Securities, (ii) the Securities will not be, and Seller does not have the right to require that the Securities be, registered under the Securities Act; (iii) the certificates representing the Securities shall bear a legend similar to the legend set out below and (iv) such legend shall not be removed from any such certificates unless either (A) such Securities are sold under an effective registration statement under the Securities Act, or (B) Seller delivers to Buyer a written opinion of counsel, in form and substance satisfactory to Buyer, that no such registration is required and that the transfer will not otherwise violate the Securities Act, the Exchange Act or applicable state securities laws.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION OR QUALIFICATION AFFORDED BY THE SECURITIES ACT AND/OR RULES PROMULGATED BY THE COMMISSION PURSUANT THERETO. THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE ALSO NOT BEEN REGISTERED OR QUALIFIED (AS THE CASE MAY BE) UNDER THE SECURITIES LAWS OF ANY STATE OR TERRITORY OF THE UNITED STATES (THE "BLUE SKY LAWS"), IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION OR QUALIFICATION (AS THE CASE MAY BE) AFFORDED UNDER SUCH SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR THE HOLDER'S OWN ACCOUNT FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW FOR RESALE OR DISTRIBUTION.

(d)    Opportunity to Ask Questions. During the course of the transaction contemplated by this Agreement, and before acquiring the Securities, Seller has had the opportunity (i) to be provided with financial and other written information about Buyer included in all documents Buyer has publicly filed with the SEC, and (ii) to ask questions and receive answers concerning the business of Buyer and its finances. Seller has, to the extent it has availed itself of this opportunity, received satisfactory information and answers.

(e)    Sophistication. Seller represents that by reason of its business or financial experience or the business or financial experience of Seller's professional advisors who are unaffiliated with and who are not compensated by Buyer or any Affiliate or selling agent of Buyer, directly or indirectly, Seller has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement.

(f)    Reliance by Buyer.  Seller understands that the foregoing representations and warranties are to be relied upon by Buyer as a basis for exemption of the sale of the Securities under the Securities Act and under the securities laws of all applicable states and for other purposes.

(g)    Permitted Transfer. Seller may Transfer some or all of the Securities to a Permitted Transferee if all of the following conditions are met (any such transfer, a "Permitted Transfer"):

(1)    Within the five Business Day period before such Transfer, the Company receives a completed and duly executed Accredited Investor Questionnaire and Investment Representation Letter Agreement, a form of which is attached hereto as Exhibit J, from such Permitted Transferee.

(2)    At the time of such Transfer, such Permitted Transferee is an "accredited investor" (as such term is defined in Rule 501(a) under the Securities Act).

(3)    Such Permitted Transferee agrees in writing to be bound by the provisions contained in Section 4.8.

A Permitted Transfer will not be subject to approval of Buyer and no legal opinion of legal counsel shall be required in connection therewith

Notwithstanding anything to the contrary herein, for the avoidance of doubt, if any or all of the Closing Shares are Transferred to a Permitted Transferee before the expiration of the Holdback Period, such Closing Shares shall remain in and subject to the Holdback Account through the expiration of the Holdback Period.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

As of the date hereof and as of the Closing Date, Buyer represents and warrants to Seller as follows:

3.1    Organization and Qualification.  Buyer is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to perform its obligations under this Agreement. Buyer is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary.

3.2    Authorization.  The execution, delivery and performance by Buyer of this Agreement and each other Transaction Document to which it is a party and each of the transactions contemplated hereby or thereby have been duly and validly authorized by Buyer, and no other corporate act or proceeding on the part of Buyer, its board of directors or its shareholders is necessary to authorize the execution, delivery or performance by Buyer of this Agreement or any Transaction Document to which it is a party or the consummation of any of the transactions contemplated hereby or thereby.  This Agreement has been duly executed and delivered by Buyer and this Agreement constitutes, and the Transaction Documents upon execution and delivery by Buyer, will each constitute, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, relating to or limiting creditors' rights generally and (ii) general principles of equity (whether considered in an action in equity or at law).

3.3    No Conflict.  The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents to which it is a party and the consummation of each of the transactions contemplated hereby or thereby will not (i) violate or conflict with the certificate of incorporation, bylaws or other organizational documents of Buyer, (ii) violate, conflict with, result in any material breach of, constitute a default under, result in the termination of, result in the acceleration of any obligations under, result in a material change in terms of, create in any party the right to accelerate, terminate, modify or cancel, or require any consent or notice under, or create an event that, with the giving of notice or the lapse of time, or both, would be a default under or material breach of, any (A) Contract to which Buyer is a party or by which it is bound or affected or to which any of its assets is bound or affected; or (B) judgment, order, writ, injunction, decree or demand of any Governmental Entity which materially affects the ability of Buyer to perform its obligations under this Agreement; (iii) result in the creation or imposition of any Lien upon any assets or any of the equity of Buyer, or which affects the ability to conduct its business as conducted prior to the date of this Agreement or perform its obligations under this Agreement; (iv) require any declaration, filing or registration with, or authorization, consent or approval of, exemption or other action by or notice to, any Governmental Entity or other Person under the provisions of any Law or any Contract to which Buyer is subject, or by which Buyer is bound or affected or by which Buyer or any of its assets are bound or affected other than (y) the notice and/or application to NYSE Amex for the issuance and sale of the Securities and the listing of the Underlying Shares for trading thereon in the time and manner required thereby and (z) the filing of Form D with the SEC and such filings as are required to be made under applicable state securities laws.

3.4    Legal Proceedings.  There is no action, claim, suit or proceeding pending or, to the Knowledge of Buyer, threatened, by or against Buyer that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with the execution and delivery by Buyer of this Agreement or any of the Transaction Documents to which it is a party or the performance of Buyer hereunder or thereunder or which would, if such action, claim, suit or proceeding were adversely determined, have or reasonably be expected to result in a Buyer Material Adverse Effect.

3.5    Issuance of Securities.  The Closing Securities are duly authorized and, when issued for the consideration as set forth in this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by Buyer other than Liens and restrictions on transfer provided for in this Agreement.  The Underlying Shares, when issued in accordance with the terms of the Closing Warrants, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by Buyer other than restrictions on transfer provided for in this Agreement or the Closing Warrants.  Buyer has reserved from its duly authorized capital stock such number of shares of Common Stock that may be required to be issued upon exercise of the Closing Warrants in accordance with their respective terms.

3.6    SEC Reports.  Buyer has filed all reports, schedules, forms, statements and other documents required to be filed by Buyer under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since January 1, 2009 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports (i) were complete and accurate in all material respects and (ii) complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable.

3.7    Preemptive and Other Rights.  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  The issuance and sale of the Securities and the Common Stock to be issued under the Securities Purchase Agreement will not obligate Buyer to issue shares of Common Stock or other securities to any Person and, except with respect to adjustments to the conversion price of the Company's Series A Convertible Preferred Stock as set forth in Buyer's certificate of incorporation, will not result in a right of any holder of Buyer's securities to adjust the exercise, conversion, exchange or reset price under any of such securities.

3.8    Financial Statements.  The audited consolidated financial statements and unaudited interim consolidated financial statements of Buyer (including, in each case, the notes, if any, thereto) included in the Form 10-K filed by Buyer with the SEC on March 24, 2009, fairly present, in all material respects, the assets, liabilities and consolidated financial position of Buyer as of the dates indicated and the results of operations for the periods then ended.

3.9    Brokers.  There are no claims or rights to brokerage commissions, finders fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made or alleged to have been made by or on behalf of Buyer or any of its Affiliates, officers, employees or directors.

3.10   Private Placement.  Assuming the accuracy of Seller's representations and warranties set forth in Section 2.29, no registration under the Securities Act is required for the offer and sale of the Securities by Buyer to Seller as contemplated hereby. Subject to NYSE Amex Approval, the issuance and sale of the Securities hereunder does not contravene the rules and regulations of NYSE Amex.

3.11   Disclosure.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, Buyer confirms that neither it nor any other Person acting on its behalf has provided Seller or its agents or counsel with any information that it believes constitutes or might constitute material, nonpublic information.  The Buyer understands and confirms that the Seller will rely on the foregoing representation in effecting transactions in securities of Buyer.

3.12   Buyer Acknowledgement.  BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR SELLER'S EXPRESS WARRANTIES AND REPRESENTATIONS CONTAINED IN THE TRANSACTION DOCUMENTS, BUYER IS PURCHASING THE PURCHASED ASSETS "AS-IS", "WHERE-IS", "WITH ALL FAULTS", AND SELLER DISCLAIMS ANY OTHER WARRANTY OR REPRESENTATION, EITHER EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER WITH RESPECT TO THE PURCHASED ASSETS OR THE BUSINESS (OTHER THAN SELLER'S EXPRESS REPRESENTATIONS CONTAINED IN THE TRANSACTION DOCUMENTS) INCLUDING, FITNESS FOR ANY PARTICULAR PURPOSE, DESIGN, SUITABILITY OR MERCHANTABILITY THEREOF, THE QUALITY OR WORKMANSHIP THEREOF OR CONFORMITY THEREOF TO SPECIFICATIONS.

ARTICLE IV

COVENANTS

4.1    Employee Matters.

(a)    Employment.  Effective as of the Closing Date, the consulting agreement attached hereto as Exhibit B (the "Consulting Agreement"), between Buyer and Theodore K. Case ("Consultant"), shall be effective.

(b)    No Rights Conferred Upon Employees.  The parties hereby acknowledge that, other than the consulting relationship with Consultant, Buyer is under no obligation to employ any current or future employee of Seller.  Without limiting the foregoing, except as specifically set forth in the Consulting Agreement, Buyer shall be under no obligation to (i) continue the employment of any employee of Seller after the Closing Date, and nothing in this Agreement shall confer any rights or remedies under this Agreement on any employee of Seller or (ii) continue coverage under any Employee Benefit Plan.

(c)    COBRA Continuation Coverage.  On and after the Closing Date, Seller shall be responsible for (i) complying with all notice requirements of COBRA, and (ii) providing COBRA continuation coverage to all "M&A qualified beneficiaries," as that term is defined by Treasury Regulations §54.4980B-9, Q&A-4, with respect to the transactions contemplated by this Agreement for at least the maximum period that continuation coverage may be available to the M&A qualified beneficiaries (including any second qualifying events experienced by the M&A qualified beneficiaries) under COBRA.  Notwithstanding the foregoing, the term "M&A qualified beneficiaries" for purposes of this Section 4.1(c) shall not include any Person employed by Seller prior to the Closing Date who is employed by Buyer or an affiliate on or after the Closing Date.

4.2    Cooperation; Payment of Taxes.

(a)    To the extent relevant to the Purchased Assets, each party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes and (ii) retain and provide the other with all records or other information that may be relevant to the preparation of any Tax Return, or the conduct of any audit or examination, or other proceeding relating to Taxes.

(b)    Notwithstanding the provisions of ARTICLE VII, (i) Seller agrees to indemnify and hold Buyer harmless from and against, and Seller shall be solely responsible for and make all payments in respect of, any and all Taxes that relate to, arise from or result from Seller's operation of the Business or Seller's use or ownership of the Purchased Assets prior to the Closing Date; and (ii) Buyer agrees to indemnify and hold Seller harmless from and against, and Buyer shall be solely responsible for and make all payments in respect of, any and all Taxes that relate to, arise from or result from Buyer's use or ownership of the Purchased Assets on or after the Closing Date.

4.3    Cooperation With Intellectual Property Assignments.  Seller agrees to execute and deliver at the request of Buyer, all documents, instruments and assignments reasonably requested by Buyer, and to perform any other reasonable acts Buyer may require in order to vest all of  right, title, and interest in and to the Seller IP Rights in Buyer or to provide evidence to support any of the foregoing in the event such evidence is reasonably deemed necessary by Buyer to the extent such evidence is in the possession or control of Seller.

4.4    Confidentiality.  Seller acknowledges and agrees to continue to abide by the terms and conditions of the Confidentiality Agreement.  Notwithstanding the foregoing or anything to the contrary in the Confidentiality Agreement, Seller agrees not to divulge or disclose or use for its benefit or purposes at any time after the Closing any information with respect to the Purchased Assets or Buyer, unless such information has already become public (without violation of this Agreement).  The information intended to be protected hereby shall include financial information, customers, sales representatives, and anything else having an economic or pecuniary benefit to Buyer or Seller.

4.5    Use of Name.  Buyer is purchasing all of Seller's rights to the trade names of Seller, including the name "I AM TV," and therefore Seller shall not be entitled to use the name "I AM TV," or any derivations or variations thereof, or any confusingly similar name as a corporate, business or trade name or title anywhere in the world from and after the Closing.  Seller shall, promptly following with the Closing, undertake and promptly pursue all necessary action so as to permit the use of Seller's trade names by Buyer and its Affiliates from and after the Closing.

4.6    Purchased Contracts.

(a)    This Agreement and the Assignment and Assumption Agreement shall constitute an assignment to Buyer of the benefit of all the Purchased Contracts which are capable of assignment without the consent of any third party in each case with effect from the Closing.

(b)    Buyer shall, as from the Closing Date, perform and fulfill all of the Purchased Contracts, except where any Purchased Contract (a "Restricted Contract") contains a prohibition on assignment or requires a written novation or consent from a third party, which in each case has been triggered at the Closing by the sale and purchase of the Purchased Assets pursuant to this Agreement ("Contract Consent"), and such Contract Consent has not been obtained prior to the Closing Date, then the provisions set out in this Section 4.6(b) shall apply in respect of each such Restricted Contract, and this Agreement and the Assignment and Assumption Agreement shall not constitute an assignment or attempted assignment if such assignment or attempted assignment would constitute a breach of such Restricted Contract.  All Restricted Contracts are listed and described in Schedule 4.6(b).

(1)    After the Closing, Seller shall, at Buyer's request, take reasonable steps to obtain the necessary Contract Consents, and Buyer shall co-operate with Seller for such purpose; provided, that, except as otherwise explicitly set forth on Schedule 4.6(c), any fees or expenses incurred by Seller in connection with obtaining any Contract Consent shall be the responsibility of and reimbursed by Buyer.

(2)    Until the required Contract Consent has been obtained in respect of each Restricted Contract, to the extent that the parties are lawfully able to do so under the terms of the Restricted Contract, Buyer shall or shall cause, all obligations under the Restricted Contract to be performed in accordance with their terms and as agent or sub-contractor of Seller and shall, in accordance with ARTICLE VII, indemnify and hold harmless Seller against any Damages arising out of or in connection with the performance of the Restricted Contract after the Closing Date. Seller shall or shall cause any monies, goods or other benefits received under such Restricted Contract to be held as trustee of Buyer and shall promptly upon receipt account to Buyer for the benefit received.

(3)    If, in respect of any Restricted Contract, it is not possible to lawfully implement the procedure set forth in this Section 4.6(b) without first obtaining the required Contract Consent, Seller and Buyer shall in good faith consider and use their reasonable efforts to agree on how to handle such Restricted Contract until the Contract Consent has been obtained, including alternative structures through which Buyer may receive the benefits under the Restricted Contract. Seller shall use its reasonable efforts to comply with any reasonable directions of Buyer in respect of such Restricted Contract (at Buyer's cost), and Buyer shall, in accordance with ARTICLE VII, indemnify and hold harmless Seller against any Damages arising out of or in connection with the Restricted Contract.

(c)    Each of Buyer and Seller acknowledges that they have made agreements with respect to the responsibility of Buyer and Seller for termination or modification of certain Purchased Contracts, and for treatment of certain liabilities under such Purchased Contracts as Assumed Liabilities or Excluded Liabilities, as set forth in Schedule 4.6(c). Each of Buyer and Seller acknowledges that in the event of any inconsistency or conflict between the provisions of Schedule 4.6(c) and the other provisions of this Agreement, the provisions of Schedule 4.6(c) shall control.

4.7    Payment of the Closing Purchase Price and Earnout Consideration.  Seller shall be solely responsible for further distributing the Closing Purchase Price and the Earnout Consideration, if any, when and if received by Seller from Buyer, to those Persons entitled to any portion of the Closing Purchase Price and the Earnout Consideration.

4.8    Transfer Restrictions. Seller acknowledges and agrees that the Securities may only be disposed of in compliance with state and federal securities laws.  Without in any way limiting the representations set forth in Section 2.29, Seller further agrees not to Transfer all or any portion of the Securities, unless and until:

(a)    there is then in effect a registration statement under the Securities Act covering such proposed Transfer and such Transfer is made in accordance with such registration statement; or

(b)    Seller shall have notified Buyer of the proposed Transfer and shall have furnished Buyer with a statement of the circumstances surrounding the proposed Transfer, and, at the expense of Seller or the transferee, with an opinion of counsel, reasonably satisfactory to Buyer, that such Transfer will not require registration of such securities under the Securities Act and that such Transfer is in compliance with applicable state securities laws.

Notwithstanding the provisions of Sections 4.8(a) and 4.8(b), no such registration statement or opinion of counsel shall be required for any Transfer of any Securities in a Permitted Transfer or in compliance with Rule 144 promulgated under the Securities Act.

4.9    Covenant to terminate Retailer Contracts.

(a)    At such time and in such manner as is mutually agreed upon by Seller and Buyer, but not more than 45 days after the Closing, Seller will provide each Retailer with a notice terminating Seller’s Contracts with such Retailer (each such Contract, a "Retailer Contract").  Such notice will be substantially in the form of Exhibit M, with such changes as may be agreed by Buyer and Seller. Seller hereby appoints Buyer as Seller’s agent under each Retailer Contract to remove any Purchased Asset from the premises of the Retailer and to repair and restore the Retailer’s premises as a result thereof, and Buyer accepts such appointment. From time to time, as and when requested by Buyer, Seller shall, at Buyer’s cost and expense, execute and deliver, or cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as Buyer may reasonably deem necessary or desirable to carry out the intent and purposes of such appointment.

(b)    Buyer agrees that (i) neither the termination of the Retailer Contracts, any claim by any Retailer that such termination is not in accordance with or is a breach of such Retailer’s Retailer Contract, nor any demand by a Retailer to remove any Purchased Asset or to repair or restore the Retailer’s premises, in each such case, solely as a result of the termination of such Retailer's Retailer Contract in accordance with and pursuant to Section 4.9(a), shall constitute an inaccuracy or breach of any representation contained in Sections 2.3 and 2.11(b) or give rise to any claim by Buyer against Seller under Section 7.2 in respect of a breach of any representation contained in Sections 2.3 and 2.11(b) and (ii) notwithstanding Sections 1.3 and 1.4, Buyer shall be solely responsible for any claims or demands by any Retailer that Seller or Buyer remove any Purchased Asset from such Retailer’s premises solely as a result of the termination of such Retailer's Retailer Contract in accordance with and pursuant to Section 4.9(a), or repair or restore such Retailer’s premises as a result of the removal of any Purchased Asset therefrom or reimburse any Retailer for the costs of such repair or restoration. For avoidance of doubt, the parties agree that any Liabilities of Seller under the Retailer Contracts, including Liabilities arising from the termination thereof pursuant to Section 4.9(a), other than those described in clause (ii) of the preceding sentence shall be deemed to be an Excluded Liability for purposes of ARTICLE VII.  Buyer agrees that any Retailer claims or demands described in clause (ii) of the first sentence of this Section 4.9(b) shall be deemed to be an Assumed Liability for purposes of ARTICLE VII.

ARTICLE V

CLOSING CONDITIONS AND DELIVERABLES

5.1    Conditions Precedent to Buyer's Obligations.  The obligation of Buyer to consummate the Closing and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (to the extent noncompliance is not waived in writing by Buyer):

(a)    Each of the representations and warranties of Seller shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except for any representation or warranty made as of a specific date, which shall have been accurate in all material respects as of such date); provided, however, that, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded.

(b)    All of the covenants and obligations in this Agreement that Seller is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)    Buyer shall have received a bill of sale (the "Bill of Sale") and an assignment, assumption, and general conveyance (the "Assignment and Assumption Agreement"), duly executed by Seller in favor of Buyer for transfer of the Purchased Assets in substantially the forms attached hereto as Exhibits D and E, respectively, dated as of the Closing Date.

(d)    Buyer shall have received an assignment from Seller of all right, title and interest of Seller in all the Seller IP Rights (the "Seller IP Assignment"), duly executed by Seller in favor of Buyer as described in Schedule 1.1, in substantially the form attached hereto as Exhibit F, dated as of the Closing Date.

(e)    Buyer shall have received the Consulting Agreement duly executed by Consultant, dated as of the Closing Date.

(f)    Buyer shall have received the non-competition agreement in the form attached hereto as Exhibit G (the "Non-Competition Agreement"), between Buyer and Consultant duly executed by Consultant, dated as of the Closing Date.

(g)    Buyer shall have received from Seller a certificate of an officer of Seller certifying as to the amount of Indebtedness of Seller outstanding on the Closing Date, and specifying the amount owed to each creditor listed thereon (the "Certificate of Indebtedness").

(h)    The parties to (i) the employment agreement dated January 1, 2006 between Seller and Theodore K. Case and (ii) the employment agreement dated January 1, 2006 between Seller and Kevin T. Martin, shall have entered into written agreements to terminate or modify each such employment agreement, which written agreements shall be to Buyer's satisfaction and fully executed copies of which shall be delivered to Buyer at the Closing, such that upon execution of such written agreements, Buyer shall have no Liability under either such employment agreement and Seller shall have no obligation to require Buyer to assume any of Seller's obligations under either such employment agreement.

(i)    Buyer shall have received certificates of good standing as of the most recent practicable date from the Secretary of State of each state where Seller is incorporated or qualified to do business.

(j)    All filings, authorizations and approvals and consents necessary to consummate the transactions contemplated by this Agreement shall have been made with or obtained from all applicable Governmental Entities and other Persons, as the case may be, including NYSE Amex Approval and the consents (other than consents with respect to Restricted Contracts) identified in Schedule 2.3.

(k)    Since the date of this Agreement, there shall not have occurred any Seller Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have or result in a Seller Material Adverse Effect.

(l)    No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and there shall not be any Law enacted or deemed applicable to the transactions contemplated by this Agreement that makes the consummation of the transactions contemplated by this Agreement illegal.

(m)   There shall not be pending or threatened any Action, and neither Buyer nor Seller shall have received any communication from any Person in which such Person indicates a material likelihood of commencing any Action or taking any other action: (i) challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the transactions contemplated by this Agreement; (ii) relating to the transactions contemplated by this Agreement and seeking to obtain from Buyer or any of its subsidiaries or Seller any damages or other relief that could reasonably be expected to be material to Buyer or have a material adverse effect on the Purchased Assets; or (iii) that could materially and adversely affect the right or ability of Buyer to own or use the Purchased Assets.

(n)    Buyer shall have received all required consents from Seller related to Buyer's use of Seller's trade names, including the name "I AM TV" and any derivation or variation thereof, on the Closing Date and thereafter.

(o)    Buyer shall have received evidence to Buyer's satisfaction that all third party invention assignment agreements with respect to the Seller IP Rights have been properly executed in favor of Seller;

(p)    Seller shall have received approval of this Agreement and the transactions contemplated hereby from holders of at least two-thirds of the outstanding shares of each of the Series A preferred stock, Series B preferred stock and Series C preferred stock of Seller, voting in accordance with applicable law and the Organizational Documents.

(q)    Buyer shall have received a certificate duly executed by the chief executive officer of Seller certifying that Seller has secured all necessary approvals authorizing the execution, delivery and performance by Seller of this Agreement and the transactions contemplated hereby and certifying that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(h), 5.1(k), 5.1(l), 5.1(m) and 5.1(p) have been duly satisfied.

(r)    Buyer shall have received the Securities Purchase Agreement duly executed by the purchaser parties thereto and Buyer shall have received an aggregate of at least $750,000 from the purchaser parties thereto.

(s)    Buyer shall have received the registration rights agreement, substantially in the form attached hereto as Exhibit K (the "Registration Rights Agreement"), duly executed from each other party thereto.

(t)    Buyer shall have received the general release of claims, substantially in the form attached hereto as Exhibit L, executed from each of the Principal Creditors.

Any agreement or document to be delivered to Buyer pursuant to this Section 5.1, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Buyer.

5.2    Conditions Precedent to Seller's Obligations.  The obligation of Seller to consummate the Closing and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (to the extent noncompliance is not waived in writing by Seller):

(a)    Each of the representations and warranties of Buyer shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except for any representation or warranty made as of a specific date, which shall have been accurate in all material respects as of such date); provided, however, that, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded.

(b)    All of the covenants and obligations in this Agreement that Buyer is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)    Seller shall have received the Assignment and Assumption Agreements duly executed by Buyer, dated as of the Closing Date.

(d)    Seller shall have received the Seller IP Assignment duly executed by Buyer, dated as of the Closing Date.

(e)    Buyer shall have secured all necessary corporate and other approvals authorizing the execution, delivery and performance by Buyer of this Agreement and the transactions contemplated hereby, including without limitation the NYSE Amex Approval.

(f)    No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and there shall not be any Law enacted or deemed applicable to the transactions contemplated by this Agreement that makes the consummation of the transactions contemplated by this Agreement illegal.

(g)    Since the date of this Agreement, there shall not have occurred any Buyer Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a  Buyer Material Adverse Effect.

(h)    There shall not be pending or threatened any Action, and neither Buyer nor Seller shall have received any communication from any Person in which such Person indicates a material likelihood of commencing any Action or taking any other action that if adversely determined  would reasonably be expected to have a Buyer Material Adverse Effect.

(i)    Seller shall have received a certificate executed by an executive officer of Buyer confirming that the conditions set forth in Sections 5.2(a), 5.2(b), 5.2(e), 5.2(f) and 5.2(g) have been duly satisfied.

(j)    Buyer shall have delivered to Seller each of the Closing Warrants in accordance with Section 1.5 and shall have delivered the Closing Shares into the Holdback Account.

(k)    Buyer shall have duly executed and delivered the Securities Purchase Agreement to the purchaser parties thereto and Buyer shall have issued to such purchaser parties the Common Stock of Buyer issuable thereunder.

(l)    Buyer shall have duly executed and delivered to Seller the Registration Rights Agreement.

(m)   Buyer shall have made offers to hire the employees listed on Schedule 5.2(m).

Any agreement or document to be delivered to Seller pursuant to this Section 5.2, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Seller.

ARTICLE VI

TERMINATION

6.1    Termination.  This Agreement may be terminated prior to the Closing Date:

(a)    by mutual written consent of Buyer and Seller;

(b)    by either Buyer or Seller if the transactions contemplated by this Agreement shall not have been consummated by June 11, 2009 (the "End Date"); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the failure to consummate the transactions contemplated by this Agreement by the End Date is attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Closing Date;

(c)    by Buyer if a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, writ injunction or decree or shall have taken any other final and nonappealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(d)    by Seller if a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, writ injunction or decree or shall have taken any other final and nonappealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(e)    by Buyer if: (i) any of Seller's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 5.1(a) would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded); (ii) any of Seller's covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 5.1(b) would not be satisfied; or (iii) there shall have been a Material Adverse Effect following the date of this Agreement; provided, however, that, for purposes of clauses "(i)" and "(ii)" above, if an inaccuracy in any of Seller's representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by Seller is curable by Seller by the End Date and Seller is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Buyer may not terminate this Agreement under this Section 6.1(e) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured as of the End Date; or

(f)    by Seller if: (i) any of Buyer's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 5.2(a) would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded); or (ii) any of Buyer's covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 5.2(b) would not be satisfied; provided, however, that if an inaccuracy in any of Buyer's representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant or obligation by Buyer is curable by Buyer and Buyer is continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach, then Seller may not terminate this Agreement under this 6.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured as of the End Date.

6.2    Effect of Termination.  In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect; provided, however, that: (a) this Section 6.2, Section 6.3 and ARTICLE VIII shall survive the termination of this Agreement and shall remain in full force and effect; (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any party from any liability for any inaccuracy in any representation or warranty or willful breach of any covenant, obligation or other provision contained in this Agreement.

6.3    Expenses.  All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the transactions contemplated hereby are consummated.

ARTICLE VII

INDEMNIFICATION

7.1    Survival of Representations and Warranties and Covenants.

(a)    The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and the closing and the consummation of the transactions contemplated hereby (and any examination or investigation by or on behalf of any party hereto) for a period of 12 months from the Closing Date (the "Cut-Off Date").  Notwithstanding the foregoing, (i) any obligation in respect of a claim for indemnity as a result of a breach of any representation or warranty of any party that is asserted in writing with reasonable specificity as to the nature and, if then reasonably determinable, amount of the claim prior to the Cut-Off Date or the applicable Tax Claims Date, in each case as applicable, shall survive past such date until finally resolved or settled, (ii) any obligation in respect of a claim by a party for indemnity arising from or related to a breach of the representations and warranties set forth in Section 2.14 (Taxes) shall survive until 30 days following the expiration of the applicable statute of limitations (the "Tax Claims" and such date, the "Tax Claims Date"); and (iii) any obligation in respect of a claim by a party for indemnity arising from or related to a breach of the representations and warranties set forth in Sections 2.1 (Organization),  2.2 (Authority), 2.15 (Brokers), 2.16 (Purchased Assets), 2.29 (Investment Representations), 3.1 (Organization), 3.2 (Authorization), 3.5 (Issuance of Securities), 3.10 (Brokers) or 3.13 (Buyer Acknowledgement), a breach of a covenant set forth in ARTICLE IV, a claim arising from or related to fraud or willful misrepresentation on the part of the other party, or a claim by Buyer with respect to the Excluded Assets or Excluded Liabilities, or by Seller with respect to the Assumed Liabilities, shall survive indefinitely (collectively, the "Indefinite Claims").

(b)    No Action may be commenced with respect to any representation or warranty, or covenant hereunder, or in any writing delivered pursuant hereto, unless written notice, setting forth in reasonable detail the claimed breach thereof, shall be delivered pursuant to Section 8.6 to the party or parties against whom liability for the claimed breach is charged on or before the termination of the survival period specified in Section 7.1(a) for such representation, warranty, covenant or agreement; provided, that the foregoing shall not apply to an Action related to any Indefinite Claim.

7.2    Indemnification by Seller.  Subject to the provisions of this ARTICLE VII, Seller covenants and agrees to defend, indemnify and hold harmless Buyer and each of its directors, officers, Affiliates, successors, assigns and agents from and against and with respect to any Damages directly or indirectly relating to, resulting from or arising out of any and all of the following:  (i) any inaccuracy in or breach of any representation or warranty in ARTICLE II, (ii) the failure of Seller to perform or observe any covenant, agreement or provision to be performed or observed pursuant to this Agreement, (iii) the operation of the Business or use of the Purchased Assets before the Closing Date or any claims, actions or litigation concerning the same, and (iv) any Excluded Assets or Excluded Liabilities.

7.3    Indemnification by Buyer.  Buyer covenants and agrees to defend, indemnify and hold harmless Seller and its directors, officers, affiliates, successors, assigns and agents, as applicable, from and against any and all Damages relating to, resulting from or arising out of any and all of the following:  (i) any inaccuracy in or breach of any representation or warranty in ARTICLE III, (ii) the failure of Buyer to perform or observe any covenant, agreement or provision to be performed or observed pursuant to this Agreement, (iii) the use of the Purchased Assets on or after the Closing Date for periods on or after the Closing Date or any claims, actions or litigation concerning the same and (iv) any Assumed Liability.

7.4    Indemnification Claim Procedure.

(a)    In order to seek indemnification under this ARTICLE VII (other than with respect to Third Party Claims), a party entitled to indemnification under Section 7.2 or Section 7.3 (an "Indemnified Party") shall deliver a written demand (an "Indemnification Demand") to Seller (in the case of Indemnification Demands from Buyer) or Buyer (in the case of Indemnification Demands from Seller) which contains (i) a description of and if reasonably determinable at the time such demand is delivered, the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party (the "Asserted Damages Amount"), (ii) a statement that the Indemnified Party may be entitled to indemnification under this ARTICLE VII for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for indemnification hereunder and payment of all such Damages.

(b)    Within 30 days after delivery of an Indemnification Demand to Seller or Buyer (as the case may be), such party shall deliver to the other of such parties a written response (the "Response") in which the party providing the Response shall either: (i) agree that the Indemnified Party is entitled to receive all of the Asserted Damages Amount, if any (in which case, if the Indemnified Party is (A) Buyer, then, unless Seller shall have elected in the Response to pay the Asserted Damages Amount to Buyer in cash in accordance with a payment method reasonable acceptable to Buyer and such payment is actually made by Seller to Buyer in full and in cash within five Business Days of the later of (a) the date Buyer receives such Response or (b) the date the amount of the Asserted Damages Amount is determined, Buyer shall be entitled to retain as an offset, without any further action by Seller, a portion (up to all) of the Closing Shares or the Earnout Consideration equal to such Asserted Damages Amount in satisfaction thereof, and such offset shall be deemed to occur automatically such as to reduce the Closing Shares otherwise deliverable to Seller upon the expiration of the Holdback Period (and any extended period required to resolve any timely made claims for indemnification) or the Earnout Consideration, if any, and Seller shall, in accordance with a payment method reasonably acceptable to Buyer, pay to Buyer cash equal to any remainder of such Asserted Damages Amount not offset from the Closing Shares or the Earnout Consideration, if any, or (B) Seller, then Buyer shall, in accordance with a payment method reasonably acceptable to Seller, pay to Seller cash equal to the amount of such Asserted Damages Amount (in either case, subject to the limitations of Section 7.6)); (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Asserted Damages Amount (such portion, the "Agreed Portion") (in which case, if the Indemnified Party is (A) Buyer, then, unless Seller shall have elected in the Response to pay the Agreed Portion to Buyer in cash in accordance with a payment method reasonable acceptable to Buyer and such payment is actually made by Seller to Buyer in full and in cash within five Business Days of the later of (a) the date Buyer receives such Response or (b) the date the amount of the Agreed Portion is determined, Buyer shall be entitled to retain as an offset, without any further action by Seller, a portion (up to all) of the Closing Shares or the Earnout Consideration equal to the Agreed Portion in satisfaction thereof, and such offset shall be deemed to occur automatically such as to reduce the Closing Shares otherwise deliverable to Seller upon the expiration of the Holdback Period (and any extended period required to resolve any timely made claims for indemnification) or the Earnout Consideration, if any, and Seller shall, in accordance with a payment method reasonably acceptable to Buyer, pay to Buyer cash equal to any remainder of such Agreed Portion not offset from the Closing Shares or the Earnout Consideration, if any, or (B) Seller, then Buyer shall, in accordance with a payment method reasonably acceptable to Seller, pay to Seller cash equal to the amount of such Agreed Portion (in either case, subject to the limitations of Section 7.6)); or (iii) dispute that the Indemnified Party is entitled to receive any of the Asserted Damages Amount. Upon any cash payment by Seller to Buyer of the Asserted Dollar Amount or Agreed  Portion, Buyer shall no longer be entitled to offset the Closing Shares and Earnout Consideration by the amount of such payment and shall release to Seller a portion of the Closing Shares, if any, then held in the Holdback Account equal to the amount of such payment divided by the Deemed Share Value.

(c)    In the event that the party providing a Response shall (i) dispute that the Indemnified Party is entitled to receive any of the Asserted Damages Amount, or (ii) agree that the Indemnified Party is entitled to only an Agreed Portion of the Asserted Damages Amount, Buyer and Seller shall attempt in good faith to agree upon the rights of the respective parties with respect to each of the indemnification claims that comprise the Asserted Damages Amount (or the portion of the Asserted Damages Amount not comprising the Agreed Portion).  If Buyer and Seller should so agree, then Buyer, unless Buyer and Seller shall have entered into a written agreement pursuant to which Seller unconditionally agrees to pay to Buyer such amount of Damages upon which Buyer and Seller agree (as applicable) in cash in accordance with a payment method reasonable acceptable to Buyer and such payment is actually made by Seller to Buyer in full and in cash within five Business Days of the later of (a) the date such written agreement is entered into or (b) the date the agreed upon amount of Damages is determined, shall be entitled to retain as an offset, without any further action by Seller, a portion (up to all) of the Closing Shares or the Earnout Consideration equal to such amount of Damages upon which Buyer and Seller agree (as applicable) in satisfaction thereof, and such offset shall be deemed to occur automatically such as to reduce the Closing Shares otherwise deliverable to Seller upon the expiration of the Holdback Period (and any extended period required to resolve any timely made claims for indemnification) or the Earnout Consideration, if any, and Seller shall, in accordance with a payment method reasonably acceptable to Buyer, pay to Buyer cash equal to any remainder of such Damages not offset from the Closing Shares or the Earnout Consideration, if any.  If no such agreement can be reached after good faith negotiation within 15 days after delivery of a Response, then, at the request of either party, the parties shall submit the dispute to a mutually acceptable arbitrator in San Diego County, California designated by the American Arbitration Association, under its rules for Commercial Arbitration, for binding and final resolution. If such arbitrator determines that Buyer is entitled to any portion of the Asserted Damages Amount in dispute (or the portion of the Asserted Damages Amount not comprising the Agreed Portion in dispute), then Buyer, unless Seller shall have paid to Buyer in full and in cash within five Business Days of the later of (a) the date such determination or (b) the date the amount of Damages is determined, and in accordance with a payment method reasonable acceptable to Buyer the entire amount to which Buyer is entitled, shall be entitled to retain as an offset, without any further action by Seller, a portion (up to all) of the Closing Shares or the Earnout Consideration equal to such amount of Damages to which Buyer and is entitled as determined by the arbitrator in satisfaction thereof, and such offset shall be deemed to occur automatically such as to reduce the Closing Shares otherwise deliverable to Seller upon the expiration of the Holdback Period (and any extended period required to resolve any timely made claims for indemnification) or the Earnout Consideration, if any.  The fees and expenses of the arbitration shall be paid as determined by the arbitrator.

7.5    Defending Third Party Claims.

(a)    If an Indemnified Party receives notice of the assertion by any Person (other than a party hereto) of any claim or of the commencement by any such Person of any Action with respect to which an Indemnifying Party is or may be obligated to provide indemnification (a "Third Party Claim"), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the Third Party Claim (the "Third Party Claim Notice"); provided, however, that the failure to provide such notice shall not relieve or otherwise affect the obligation of the Indemnifying Party to provide indemnification hereunder, except to the extent that such failure or delay materially prejudices the defense thereof.

(b)    The Indemnifying Party shall be entitled to participate in the defense of a Third Party Claim after receipt of a Third Party Claim Notice.  Within 30 days after receipt of a Third Party Claim Notice, the Indemnifying Party may assume the defense of the Third Party Claim subject of such Third Party Claim Notice, in which case the Indemnifying Party shall have the authority to negotiate, compromise and settle such Third Party Claim, if and only if all of the following conditions are satisfied:

(1)    the Indemnifying Party shall have confirmed in writing that it is obligated hereunder to indemnify the Indemnified Party with respect to such Third Party Claim;

(2)    the Indemnified Party shall not have given the Indemnifying Party written notice that it has determined, in the exercise of its reasonable discretion and in good faith, that a conflict of interest make separate representation by the Indemnified Party's own counsel advisable; and

(3)    such Third Party Claim involves only money damages and does not seek an injunction or other equitable relief.

The Indemnified Party shall retain the right to employ its own counsel and to participate in the defense of any Third Party Claim, the defense of which has been assumed by the Indemnifying Party pursuant hereto, but the Indemnified Party shall bear and shall be solely responsible for its own costs and expenses in connection with such participation unless:  (A) the employment of such counsel has been specifically authorized by the Indemnifying Party in writing, (B) the Indemnifying Party has failed to assume the defense and employ counsel in accordance with Section 7.5(b), or (C) the named parties to such Third Party Claim (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party reasonably believes that there may be one or more material legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party (other than differing interests associated with an Indemnifying Party's obligation to indemnify), in which cases the fees and expenses of the Indemnified Party's counsel shall be paid by the Indemnifying Party on a current basis.

(c)    Subject to the foregoing provisions of this Section 7.5, for a period of 20 days after delivery of a Third Party Claim Notice, the Indemnifying Party shall have the right to object in a written statement to the claim made in the Third Party Claim Notice that the Indemnifying Party is or may be obligated to indemnify the Indemnified Party (an "Objection"), and such statement shall have been delivered to the Indemnified Party prior to the expiration of such 20-day period.  If an Objection has been timely made, the Indemnifying Party and Indemnified Party shall attempt in good faith to agree upon the indemnification rights and obligations of the respective parties with respect to the claim or claims relating to the Third Party Claim Notice.  Any such agreement reached between the Indemnifying Party and Indemnified Party shall be set forth in a written memorandum signed by both parties.  If the parties cannot come to such agreement within 15 days after receipt by the Indemnified Party of the Objection, then, at the request of either party, the parties shall submit the dispute to a mutually acceptable arbitrator in San Diego County, California designated by the American Arbitration Association, under its rules for Commercial Arbitration, for binding and final resolution. The fees and expenses of the arbitration shall be paid as determined by the arbitrator.

7.6    Limitations on Indemnity.

(a)    Buyer and Seller are not entitled to indemnity under this ARTICLE VII except to the extent that the aggregate amount of indemnifiable Damages incurred by the respective party, in the aggregate, exceeds Ten Thousand Dollars ($10,000) (the "Threshold Amount"), in which case the party seeking indemnification may bring a claim for the entire amount of such Damages from dollar one.  The parties agree that they will not submit any claim for indemnification pursuant to this ARTICLE VII unless and to the extent that the aggregate amount of all Damages for which indemnity is claimed exceeds the Threshold Amount; provided, however, that the Threshold Amount shall not apply in respect of a Tax Claim or Indefinite Claims.

(b)    Notwithstanding any other provision of this Agreement, the maximum aggregate amount for which Seller shall be liable hereunder for indemnity arising from or related to breach of Seller's representations and warranties shall be the Deemed Share Value of the Closing Shares plus the amount of Earnout Consideration, if any.

7.7    Relationship Between Assumed Liabilities and Indemnification.  Subject to the provisions of this ARTICLE VII, Buyer shall be entitled to indemnification pursuant to this ARTICLE VII for Damages in respect of the breach by Seller of the representations and warranties contained in ARTICLE II even if such Damages would otherwise be assumed by Buyer under Section 1.3.

7.8    Exclusive Remedy.  This ARTICLE VII sets forth the sole and exclusive remedies of  Buyer and Seller, and their respective successors and assigns for any Action any of them may assert or attempt to assert against the other to the extent the Action in any way relates to this Agreement or its negotiation, execution, delivery or performance, any alleged breach of or default under this Agreement, or the transactions contemplated hereby, regardless of whether such Action is based in tort (for example, intentional or negligent misrepresentation) or contract, or arises at law or in equity; provided, however, the foregoing limitation shall not apply to a claim arising from or relating to fraud or willful misrepresentation on the part of the other party.

7.9    Right of Offset. Notwithstanding anything to the contrary herein, unless Buyer shall have received a cash payment from Seller in lieu of such offset in accordance with Sections 7.4(b) and (c), as the case may be, Buyer may offset any amount to which it may be entitled under this ARTICLE VII against the Closing Shares and any other amount otherwise payable to Seller under this Agreement or under any document delivered in connection herewith, including with respect to any Earnout Payment.  For purposes of exercising Buyer's offset rights against the Closing Shares, the value per share of the Closing Shares shall be deemed to be the closing price per share of the Common Stock as reported on NYSE Amex (or any successor exchange or trading market on which the Common Stock is primarily exchanged or traded) on the Closing Date (the "Deemed Share Value").  The exercise of such right of offset by Buyer in good faith, whether or not ultimately determined to be justified, will not constitute a breach of this Agreement.  Buyer shall not be obligated to proceed against Seller before exercising its rights under this Section 7.9.

ARTICLE VIII

MISCELLANEOUS

8.1    Rules of Construction.  This Agreement has been negotiated by the parties and is to be interpreted according to its fair meaning as if the parties had prepared it together and not strictly for or against any party.  All references in this Agreement to articles, sections, schedules and exhibits are to articles, sections, schedules and exhibits of or to this Agreement unless expressly otherwise indicated.  At each place in this Agreement where the context so requires, the masculine, feminine or neuter gender includes others.  "Including" or "include" means "including without limitation" and "include without limitation," respectively. "Or" is used in the inclusive sense of "and/or."  Currency amounts referenced herein, unless otherwise specified, are in U.S. dollars.

8.2    Further Actions.  From time to time, as and when requested by any party hereto, each other party shall execute and deliver, or cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as the requesting party may reasonably deem necessary or desirable to carry out the intent and purposes of this Agreement, to transfer, assign and deliver the Purchased Assets to Buyer and its respective successors and assigns effective as of the Closing Date (or to evidence the foregoing) and to consummate and give effect to the other transactions, covenants and agreements contemplated hereby.

8.3    Expenses.  Except as expressly set forth herein, the parties shall bear their own legal fees and other costs and expenses with respect to the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder.

8.4    Entire Agreement.  This Agreement, which includes the all schedules and exhibits hereto and the other documents, agreements and instruments executed and delivered pursuant to this Agreement, contains the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior arrangements, understandings, proposals, prospectuses, projections and related materials with respect thereto, other than the Confidentiality Agreement, which shall survive in accordance with its terms.

8.5    Descriptive Headings.  The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

8.6    Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and shall be sufficiently given if (a) delivered personally or (b) sent by registered or certified mail, postage prepaid, or (c) sent by overnight courier with a nationally recognized courier, or (d) sent via facsimile confirmed in writing in any of the foregoing manners, as follows:

If to Seller:	Instant Access Media, LLC 600 Grant Street Denver, CO 80203 Attention: Theodore Case Fax: 303.865.5760

With a copy to:	Munsch Hardt Kopf & Harr, P.C. 3800 Lincoln Plaza 500 N. Akard Street Dallas, TX 75201-6659 Fax: 214.978.4356 Attention: A. Michael Hainsfurther

If to Buyer:	NTN Buzztime, Inc. 5966 La Place Court, Suite 100 Carlsbad, CA 92008 Attention: Kendra Berger Fax: 760.930.1187

With a copy to:	Sheppard Mullin Richter & Hampton, LLP 12275 El Camino Real, Suite 200 San Diego, CA 92130-2006 Attention: Kirt Shuldberg Fax: 858.523.6712

If sent by mail, notice shall be considered delivered five Business Days after the date of mailing, and if sent by any other means set forth above, notice shall be considered delivered upon receipt thereof.  Any party may by notice to the other parties change the address or facsimile number to which notice or other communications to it are to be delivered or mailed.

8.7    Publicity.  Buyer shall have sole control over any press release, public announcement, statement or acknowledgment (collectively, "Public Statements") with respect to this Agreement and the consummation of the transactions contemplated herein; provided, however, that prior to the release of any Public Statements, Seller shall be afforded the right to review the Public Statements.

8.8    Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to the choice of law principles thereof.

8.9    Assignment.  This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.  This Agreement shall not be assignable (whether voluntarily or involuntarily, directly or indirectly or by operation of law) by Seller without the written consent of Buyer and any such purported assignment by Seller without such consent shall be void, provided that any assignee of Securities pursuant to an assignment permitted under this Agreement, including any Permitted Assignee, shall automatically and without any consent of Buyer, succeed to the rights of Seller hereunder, including the rights of Seller under Section 4.7 and Article VII, insofar as such rights relate to the Securities so assigned.

8.10   Waivers and Amendments.  Any amendment or supplementation of this Agreement shall be effective only if in writing signed by each of the parties hereto.  Any waiver of any term or condition of this Agreement shall be effective only if in writing signed by the party giving the waiver.  A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive a party's rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement, except to the extent such future rights are specifically included within the scope of such written waiver.

8.11   Third Party Rights.  This Agreement shall not create benefits on behalf of any other Person (including any broker or finder or employee of Seller), and this Agreement shall be effective only as between the parties hereto, their successors and permitted assigns.

8.12   Severability.  If any term or provision of this Agreement or the application thereof to any circumstance shall, in any jurisdiction, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable such term or provision in any other jurisdiction, the remaining terms and provisions of this Agreement or the application of such terms and provisions to circumstances other than those as to which it is held invalid or enforceable.

8.13   Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.  Facsimile and PDF signatures shall be treated as if they were originals.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Agreement to be duly executed and delivered as a sealed instrument as of the date and year first above written.

BUYER	SELLER

NTN Buzztime, Inc.,	Instant Access Media, LLC,
a Delaware corporation.	a Colorado limited liability company

By: /s/ Kendra Berger	By: /s/ Theodore K. Case
Name: Kendra Berger	Name: Theodore K. Case
Title: Chief Financial Officer	Title: Chief Operating Officer

[Signature Page to Asset Purchase Agreement]

LIST OF EXHIBITS**

Exhibit A	Definitions
Exhibit B	Case Consulting Agreement
Exhibit C	[Reserved]
Exhibit D	Bill of Sale
Exhibit E	Assignment and Assumption Agreement
Exhibit F	Seller IP Assignment
Exhibit G	Form of Non-Competition Agreement
Exhibit H	Form of Warrant
Exhibit I	Securities Purchase Agreement
Exhibit J	Accredited Investor Questionnaire and Investment Representation Letter Agreement
Exhibit K	Registration Rights Agreement
Exhibit L	General Release of Claims
Exhibit M	Form of Notice to Retailers

** The exhibits set forth above and the other schedules referenced in this agreement have been omitted. NTN Buzztime, Inc. will furnish copies of the omitted exhibits and schedules to the Commission upon request.

EXHIBIT A

DEFINITIONS

The terms defined in this Exhibit A, whenever used in this Agreement (including in any schedule to this Agreement), shall have the respective meanings indicated below for all purposes of this Agreement, unless otherwise indicated in this Agreement (or the applicable schedule):

"$0.50 Warrant": means a warrant, substantially in the form attached hereto as Exhibit H, to purchase 1,000,000 unregistered shares of Common Stock, with an exercise price of $0.50 per share.

"$1.00 Warrant": means a warrant, substantially in the form attached hereto as Exhibit H, to purchase 1,000,000 unregistered shares of Common Stock, with an exercise price of $1.00 per share.

"$1.50 Warrant": means a warrant, substantially in the form attached hereto as Exhibit H, to purchase 1,000,000 unregistered shares of Common Stock, with an exercise price of $1.50 per share.

"Action": means any claim, action, suit, arbitration, hearing, inquiry, proceeding, complaint, charge or investigation of any kind, whether civil, criminal or administrative, at law or in equity and any appeal from any of the foregoing.

"Affiliate":  with respect to any Person, means any Person directly or indirectly through one or more intermediaries, that controls, is controlled by, or is under common control with such other Person.

"Assumed Liabilities":  as defined in Section 1.3.

"Business":  as defined in the Recitals.

"Business Day" means Monday through Friday, excluding any day of the year on which banks are required or authorized to close in the State of California.

"Buyer Material Adverse Effect" means (i) a material adverse effect on the business of Buyer and its Subsidiaries, taken as a whole or (ii) a material adverse effect on Buyer's ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

"Change in Control Transaction": means the occurrence of any of the following: (i) Buyer is party to a merger or consolidation which results in the voting securities of Buyer outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving or another entity) at least 50% of the combined voting power of the voting securities of Buyer or such surviving or other entity outstanding immediately after such merger or consolidation; or (ii) the sale or disposition of all or substantially all of Buyer's assets.

"Closing": as defined in Section 1.9.

"Closing Date": as defined in Section 1.9.

"Closing Purchase Price":  as defined in Section 1.5(a).

"Closing Securities": means the Closing Shares and the Closing Warrants.

"Closing Shares" as defined in Section 1.5(a).

"Closing Warrants": collectively, the $0.50 Warrant, the $1.00 Warrant and the $1.50 Warrant.

"Code":  Internal Revenue Code of 1986, as amended.

"Common Stock": means shares of Buyer's common stock, $0.005 par value per share.

"Confidentiality Agreement": means that certain Nondisclosure Agreement dated December 10, 2008 by and between Seller and Buyer, as the same may be amended from time to time.

"Consulting Agreement":  as defined in Section 4.1(a).

"Consultants":  as defined in Section 4.1(a).

"Contract": means any written or oral contract, agreement, instrument, commitment, arrangement, understanding or undertaking (including leases, franchises, bonds, guaranties, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).

"Damages": means any and all losses, liabilities, obligations, costs, expenses, orders, decrees, damages (including incidental and consequential damages) or judgments of any kind or nature whatsoever (including costs of investigation and defense reasonable attorneys', accountants' and experts' fees, and disbursements of counsel).

"Deemed Share Value": as defined in Section 7.9.

"Dispute Notice": as defined in Section 1.6(d)

"Earnout Consideration": as defined in Section Section 1.6(a).

"Earnout Percentage": means the quotient obtained by dividing (i) the New Venues by (ii) the Total Venues.

"Earnout Notice": as defined in Section 1.6(c).

"Earnout Notice Date": as defined in Section 1.6(c).

"Earnout Payment": as defined in Section 1.6(b).

"Employee Benefit Plan": means any pension, profit-sharing, deferred compensation, bonus, stock option, share appreciation right, severance, group or individual health, dental, medical, life insurance, survivor benefit, or similar plan, policy or arrangement, whether formal or informal, for the benefit of any director, officer, consultant or employee, whether active or terminated, of Seller.

"Environmental Laws": means all civil and criminal, foreign, international, provincial, federal, state and local laws, rules, regulations, orders, ordinances, policies, guidance documents and common law, which govern or relate to pollution, protection or restoration of the environment, natural resources, safety and health, Releases or threatened Releases of Hazardous Materials, solid or hazardous waste, or otherwise relating to the manufacture, processing, distribution, use, recycling, treatment, storage, Release, transport or handling of Hazardous Materials and all laws and regulations with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Materials, together with any governmental entity interpretations of each of the foregoing.

"Exchange Act": means the Securities Exchange Act of 1934, as amended.

"Excluded Assets":  as defined in Section 1.2.

"Excluded Liabilities":  as defined in Section 1.4.

"FY 2010": means Buyer's full fiscal year ending December 31, 2010.

"FY 2011": means Buyer's full fiscal year ending December 31, 2011.

"FY 2012": means Buyer's full fiscal year ending December 31, 2012.

"GAAP": means generally accepted accounting principles as in effect in the United States.

"Government Licenses" means all permits, licenses, franchises, orders, registrations, certificates, variances, approvals and other authorizations obtained from any Governmental Entity, including those listed on Schedule 2.11.

"Governmental Entity":  means any foreign, federal, state, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any United States court, tribunal, or judicial or arbitral body of any nature; or any United States body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

"Hazardous Materials": means (i) any chemical, compound, material, mixture or substance that is now or hereafter defined or listed in, or otherwise classified pursuant to, any Environmental Laws as a "hazardous substance", "hazardous material", "hazardous waste", "extremely hazardous waste", "acutely hazardous waste", "radioactive waste", "infectious waste", "biohazardous waste", "toxic substance", "pollutant", "toxic pollutant", "contaminant" , "special waste", as well as any formulation not mentioned herein intended to define, list, or classify substances by reason of deleterious properties, including ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity "EP toxicity," or "TCLP toxicity"; (ii) petroleum, natural gas, natural gas liquids, liquefied natural gas, synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas) and ash produced by a resource recovery facility utilizing a municipal solid waste stream, and drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas, or geothermal resources; (iii) "hazardous substance" as defined in Section 25281(f) of the California Health and Safety Code; (iv) "waste" as defined in Section 13050(d) of the California Water Code (v) asbestos in any form; (vi) urea formaldehyde foam insulation; (vii) transformers or other equipment which contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs); (viii) radon; and (ix) any other chemical, material, or substance that, because of its quantity, concentration, or physical or chemical characteristics, exposure to which is limited or regulated for health and safety reasons by any governmental authority, or which poses a present or potential hazard to human health and safety or to the environment if released into the workplace or the environment

"Holdback Account": means the account consisting of the Closing Shares to be established by and administered by Buyer to secure the indemnification obligations of Seller under ARTICLE VII.

"Holdback Period": means the period beginning with the Closing Date and ending on the one year anniversary of the Closing Date.

"Indebtedness": means, as at any date of determination thereof (without duplication):  (i) all obligations of Seller for borrowed money or funded indebtedness or issued in substitution for or exchange for borrowed money or funded indebtedness (including obligations in respect of principal, accrued interest, any applicable prepayment charges or premiums and any unpaid fees, expenses or other monetary obligations in respect thereof); (ii) any indebtedness evidenced by any note, bond, debenture or other debt security; (iii) all obligations for reimbursement then required to be made of any obligor on any banker's acceptance or similar transactions (including all letters of credit and all obligations thereunder); (iv) all obligations for the deferred purchase price of property or conditional sale obligations of Seller under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business); (v) any obligations with respect to the termination of any interest rate hedging or swap agreements; (vi) all obligations of the type referred to in clauses (i) through (v) of any Person for the payment of which Seller is responsible or liable, directly or indirectly, as guarantor, obligor, surety or otherwise; (vii) obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of Seller but only to the extent of the value of the property or asset that is subject to such Lien; and (viii) any outstanding but not cleared checks.

"Intellectual Property": means: (i) inventions and discoveries (whether or not patentable and whether or not reduced to practice), improvements thereto, and patents, patent applications, invention disclosures, and other rights of invention, worldwide, including any reissues, divisions, continuations and continuations-in-part, provisionals, reexamined patents or other applications or patents claiming the benefit of the filing date of any such application or patent; (ii) trademarks, service marks, trade names, trade dress, logos, domain names, product names and slogans, including any common law rights, registrations, and applications for registration for any of the foregoing, and the goodwill associated with all of the foregoing, worldwide; (iii) copyrightable works, all rights in copyrights, including moral rights, copyrights, website content, and other rights of authorship and exploitation, and any applications, registrations and renewals in connection therewith, worldwide; (iv) trade secrets and confidential business and technical information, including web site user information, customer and supplier lists and related information, pricing and cost information, business and marketing plans, advertising statistics, any other financial, marketing and business data, technical data, specifications, schematics and know-how; (v) to the extent not covered by subsections (i) through (iv), above, Software and web sites (including all related computer code and content); (vi) rights to exclude others from appropriating any of such intellectual property, including the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing and rights of priority and protection of interests therein; and (vii) any other proprietary, intellectual property and other rights relating to any or all of the foregoing anywhere in the world.

"Knowledge of Buyer" and "Buyer's Knowledge":  any particular fact, circumstance, event or other matter in question of which any of Buyer's executive officers and directors have knowledge.  An individual shall be deemed to have knowledge of a particular fact, circumstance, event or other matter if (i) such fact, circumstance, event or other matter is reflected in one or more documents, written or electronic, that are or have been in such individual's possession or that would likely be reviewed by an individual who has the duties and responsibilities of such individual in the customary performance of such duties and responsibilities or (ii) such knowledge would be obtained from reasonable and customary inquiry of those Persons employed by Buyer charged with administrative or operational responsibility for such matter.

"Knowledge of Seller" and "Seller's Knowledge":  any particular fact, circumstance, event or other matter in question of which either Theodore K. Case, Kevin T. Martin or any of Seller's other officers and directors have knowledge.  An individual shall be deemed to have knowledge of a particular fact, circumstance, event or other matter if (i) such fact, circumstance, event or other matter is reflected in one or more documents, written or electronic, that are or have been in such individual's possession or that would likely be reviewed by an individual who has the duties and responsibilities of such individual in the customary performance of such duties and responsibilities or (ii) such knowledge would be obtained from reasonable and customary inquiry of those Persons employed by Seller charged with administrative or operational responsibility for such matter.

"Law": means any United States federal, state, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of any Governmental Entity.

"Liabilities": means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

"Lien":  means any charge, claim, community property interest, condition, equitable interest, lien, license, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

"Material Contract": as defined in Section 2.11(a).

"Net Advertising Revenues": means the gross in-venue, on screen advertising and sponsorship revenues of Buyer and its Affiliates net of agency commissions, applicable taxes and collection fees and credit card fees.

"New Venues": means the aggregate number of venues owned or operated by Retailers that subscribe to Buyer's Buzztime iTV Network as of December 31, 2009. For the avoidance of doubt, the parties agree and acknowledge that the maximum possible aggregate number of New Venues (being the total number of venues owned or operated by Retailers on the date hereof) is 368.

"NYSE Amex Approval": means approval from NYSE Amex for the additional listing of shares of Common Stock with respect to the Closing Shares and the Underlying Securities.

"Organizational Documents": as defined in Section 2.1.

"Permitted Liens":  means Liens for Taxes not yet due and payable.

"Permitted Transfer": as defined in Section 2.27(c).

"Permitted Transferee": means any of the following Persons: (i) Ushas, LLC; (ii) Martha Fawcett; (iii) Stephens Inc.; and (iv) O'Bryan Community Property Trust.

"Person": means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

"Principal Creditors": means each of the following Persons: (i) Ushas, LLC; and (ii) Martha Fawcett.

"Purchased Assets": as defined in Section 1.1

"Purchased Contracts": as defined in Section 1.1(b).

"Restricted Contracts": as defined in Section 4.6(b).

"Retailer": means each party (other than Seller) to each of the retailer agreements entered into between Seller and such party relating to the installation of large screen, high definition televisions and related equipment upon such party's premises to broadcast digital video programming to such party's customers and employees in effect as of the date hereof.

"SEC": means the United States Securities and Exchange Commission.

"Securities": means the Closing Shares, the Closing Warrants and the shares of Common Stock issuable upon exercise of the Closing Warrants.

"Securities Act": means the Securities Act of 1933, as amended.

"Securities Purchase Agreement": means the securities purchase agreement, substantially in the form attached hereto as Exhibit I, entered into between Buyer and the purchaser parties thereto, each of which is an "accredited investor" under federal securities laws, pursuant to which such purchasers shall purchase from Buyer an aggregate of $750,000 of unregistered shares Common Stock at a purchase price of $0.30 per share.

"Seller IP Rights": means all of the rights and interests of Seller in Intellectual Property used in, or useful with respect to the operation or use of the Purchased Assets in the conduct of Seller's business  in the ordinary course, wherever located, remedies against infringement thereof and rights of protection of interests therein and all related goodwill, including Software and the other Intellectual Property and related rights as set forth on Schedule 1.1(b).

"Seller Material Adverse Effect": means any material adverse effect on the Purchased Assets or  the Assumed Liabilities, taken as a whole.

"Software": means the computer software included in the Software Rights.

"Software Rights": means all (i) computer programs, (ii) computer databases (including, but not limited to, databases used in conjunction with such computer programs) and (iii), specifications, manuals and materials associated therewith, owned, licensed or used by Seller, excluding generally available off-the-shelf microcomputer and work station software

"Subsidiary": with respect to any Person, means any corporation a majority (by number of votes) of the outstanding shares of any class or classes of which shall at the time be owned by such Person or by a Subsidiary of such Person, if the holders of the shares of such class or classes (i) are ordinarily, in the absence of contingencies, entitled to vote for the election of a majority of the directors (or Persons performing similar functions) of the issuer thereof, even though the right so to vote has been suspended by the happening of such a contingency, or (ii) are at the time entitled, as such holders, to vote for the election of a majority of the directors (or Persons performing similar functions) of the issuer thereof, whether or not the right so to vote exists by reason of the happening of a contingency.

"Tax" or, collectively, "Taxes": means (i) any and all federal, state, local, or non-U.S. income, franchise, sales and use taxes, real and personal property (tangible and intangible) taxes, gross receipts taxes, documentary transfer taxes, excise taxes, employment taxes, withholding taxes, unemployment insurance contributions, unclaimed property, value added taxes and any other taxes or governmental charges of any kind, however denominated, including any interest, penalties and additions to tax in respect thereto, and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of any express or implied obligation to indemnify any other Person as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts, or as a successor or transferee, or pursuant to the provisions of Treasury Regulation 1.1502-6 (and any comparable provision of state, foreign or local law).

"Tax Purchase Price": as defined in Section 1.8.

"Tax Return": means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Total Venues": means the aggregate number of venues that subscribe to Buyer's Buzztime iTV Network as of December 31, 2009.

"Transaction Documents": means each of agreements contemplated by this Agreement including the Securities Purchase Agreement.

"Transfer": means any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration, or otherwise (including by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process).

"Underlying Shares": means the shares of Common Stock issuable upon exercise of the Closing Warrants.